SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INTERIM CONSOLIDATED FINANCIAL STATEMENTS - AMBEV S.A.

Interim Consolidated Balance Sheets

As at March 31, 2016 and December 31, 2015

(Expressed in thousands of Brazilian Reais)

Assets	Note	03/31/2016	12/31/2015

Cash and cash equivalents		6,007,322	13,620,161
Investment securities	5	209,067	215,106
Derivative financial instruments	19	372,398	1,512,381
Trade receivable		3,146,114	4,165,670
Inventories	6	4,896,059	4,338,172
Income tax and social contribution recoverable		2,337,662	2,398,655
Other taxes receivable		841,677	796,317
Other assets		1,264,188	1,268,027
Current assets		19,074,487	28,314,489

Investment securities	5	74,399	118,628
Derivative financial instruments	19	13,798	51,376
Income tax and social contributions recoverable		556,498	557,377
Other taxes recoverable		306,165	335,376
Deferred tax assets	7	3,059,473	2,749,852
Other assets		1,982,087	2,140,223
Employee benefits		18,020	8,637
Investments in associates		384,943	714,925
Property, plant and equipment	8	18,693,417	19,140,087
Intangible assets		5,061,496	5,092,198
Goodwill	9	31,023,232	30,953,066
Non-current assets		61,173,528	61,861,745

Total assets		80,248,015	90,176,234

Interim Consolidated Balance Sheets (continued)

As at March 31, 2016 and December 31, 2015

(Expressed in thousands of Brazilian Reais)

Equity and liabilities	Note	03/31/2016	12/31/2015

Trade payables		9,864,565	11,833,689
Derivative financial instruments	19	723,604	4,673,010
Interest-bearing loans and borrowings	10	1,666,384	1,282,573
Bank overdrafts		-	2,539
Wages and salaries		662,798	915,542
Dividends and interest on shareholder´s equity payable		578,951	598,573
Income tax and social contribution payable		1,016,853	1,245,298
Taxes and contributions payable		1,846,108	3,096,798
Other liabilities		5,423,348	6,370,742
Provisions	11	121,403	123,149
Current liabilities		21,904,014	30,141,913

Trade payables		239,130	110,042
Derivative financial instruments	19	21,665	145,119
Interest-bearing loans and borrowings	10	2,293,456	2,316,903
Deferred tax liabilities	7	2,461,468	2,473,535
Taxes and contributions payable		590,455	909,957
Other liabilities		1,141,792	1,023,682
Provisions	11	424,396	499,524
Employee benefits		2,151,533	2,221,926
Non-current liabilities		9,323,895	9,700,688

Total liabilities		31,227,909	39,842,601

Equity	12
Issued capital		57,614,140	57,614,140
Reserves		60,581,230	62,574,774
Carrying value adjustments		(73,884,373)	(71,857,031)
Retained earnings		2,766,865	-
Equity attributable to equity holders of Ambev		47,077,862	48,331,883
Non-controlling interests		1,942,244	2,001,750
Total Equity		49,020,106	50,333,633

Total equity and liabilities		80,248,015	90,176,234

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Income Statements

For the three-month period ended March 31, 2016 and 2015

(Expressed in thousands of Brazilian Reais)

	Note	03/31/2016	03/31/2015

Net sales	14	11,565,098	10,768,793
Cost of sales		(3,960,316)	(3,613,808)
Gross profit		7,604,782	7,154,985

Distribution expenses		(1,515,131)	(1,390,243)
Sales and marketing expenses		(1,547,877)	(1,308,590)
Administrative expenses		(533,638)	(521,515)
Other operating income/(expenses), net	15	392,335	466,771
Exceptional items		(6,239)	(7,795)
Income from operations		4,394,232	4,393,613

Finance cost	16	(1,493,457)	(771,945)
Finance income	16	322,152	290,250
Net finance cost		(1,171,305)	(481,695)

Share of results of associates		7,449	2,409
Income before income tax		3,230,376	3,914,327

Income tax expense	17	(336,383)	(951,484)
Net income		2,893,993	2,962,843

Attributable to:
Equity holders of Ambev		2,766,865	2,810,663
Non-controlling interests		127,128	152,180

Basic earnings per share – common		0.18	0.18
Diluted earnings per share– common		0.17	0.18

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

For the three-month period ended March 31, 2016 and 2015

(Expressed in thousands of Brazilian Reais)

	03/31/2016	03/31/2015

Net income	2,893,993	2,962,843

Items that will not be reclassified to profit or loss:
Full recognition of actuarial gains/(losses)	573	847

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedge in foreign operations	23,288	(332,189)
Investment hedge - put option of a subsidiary interest	359,889	(659,128)
Gains/losses on translation of other foreign operations	(1,950,199)	3,108,007
Gains/losses on translation of foreign operations	(1,567,022)	2,116,690

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	(373,391)	514,600
Removed from Equity (Hedge reserve) and included in profit or loss	(274,915)	(132,973)
Total cash flow hedge	(648,306)	381,627

Other comprehensive income	(2,214,755)	2,499,164

Total comprehensive income	679,238	5,462,007

Attributable to:
Equity holders of Ambev	746,431	5,024,603
Non-controlling interest	(67,193)	437,404

The accompanying notes are an integral part of these interim consolidated financial statements. The interim consolidated statements of comprehensive income are presented net of income tax.

Interim Consolidated Statements of Changes in Equity

For the three-month period ended March 31, 2016 and 2015

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2016	57,614,140	54,373,451	8,201,323	-	(71,857,031)	48,331,883	2,001,750	50,333,633

Net Income	-	-	-	2,766,865	-	2,766,865	127,128	2,893,993

Comprehensive income:
Losses on translation of foreign operations	-	-	-	-	(1,372,162)	(1,372,162)	(194,860)	(1,567,022)
Cash flow hedges	-	-	-	-	(648,845)	(648,845)	539	(648,306)
Actuarial gains	-	-	-	-	573	573	-	573
Total Comprehensive income	-	-	-	2,766,865	(2,020,434)	746,431	(67,193)	679,238
Gains/(losses) of controlling interest´s share	-	-	-	-	(6,908)	(6,908)	55,142	48,234
Dividends distributed	-	-	-	-	-	-	(47,455)	(47,455)
Interest on shareholder´s equity	-	-	(2,039,171)	-	-	(2,039,171)	-	(2,039,171)
Share-based payment	-	(57,220)	-	-	-	(57,220)	-	(57,220)
Acquired shares and result on treasury shares	-	102,847	-	-	-	102,847	-	102,847
At March 31, 2016	57,614,140	54,419,078	6,162,152	2,766,865	(73,884,373)	47,077,862	1,942,244	49,020,106

The accompanying notes are an integral part of these interim consolidated financial statements. The interim consolidated statements changes in equity are presented net of income tax.

Interim Consolidated Statements of Changes in Equity (continued)

For the three-month period ended March 31, 2016 and 2015

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2015	57,582,349	55,023,269	4,883,945	-	(75,267,969)	42,221,594	1,423,075	43,644,669
						-
Net Income	-	-	-	2,810,663	-	2,810,663	152,180	2,962,843
						-
Comprehensive income:
Gains on translation of foreign operations	-	-	-	-	1,831,532	1,831,532	285,158	2,116,690
Cash flow hedges	-	-	-	-	381,741	381,741	(114)	381,627
Actuarial gain	-	-	-	-	667	667	180	847
Total Comprehensive income	-	-	-	2,810,663	2,213,940	5,024,603	437,404	5,462,007
Capital increase	31,791	(22,685)	-	-	-	9,106	-	9,106
Dividends distributed	-	-	-	-	-	-	(66,117)	(66,117)
Interest on shareholder´s equity	-	-	(1,979,854)	(942,966)	-	(2,922,820)	-	(2,922,820)
Acquired shares and result on treasury shares	-	(60,355)	-	-	-	(60,355)	-	(60,355)
Share-based payment	-	45,894	-	-	-	45,894	-	45,894
At March 31, 2015	57,614,140	54,986,123	2,904,091	1,867,697	(73,054,029)	44,318,022	1,794,362	46,112,384

The accompanying notes are an integral part of these interim consolidated financial statements. The interim consolidated statements changes in equity are presented net of income tax.

Interim Consolidated Cash Flow Statements

For the three-month period ended March 31, 2016 and 2015

 (Expressed in thousands of Brazilian Reais)

	Note	03/31/2016	03/31/2015

Net income		2,893,993	2,962,843
Depreciation, amortization and impairment		863,835	671,525
Impairment losses on receivables and inventories		24,184	56,240
Additions in provisions and employee benefits		90,841	48,001
Net finance cost	16	1,171,305	481,695
Gain/(losses) on sale of property, plant and equipment and intangible assets		(2,914)	12,490
Equity-settled share-based payment expense	18	37,958	45,894
Income tax expense	17	336,383	951,484
Share of result of associates		(7,449)	(2,409)
Other non-cash items included in the profit		(464,571)	(149,411)
Cash flow from operating activities before changes in working capital and use of provisions		4,943,565	5,078,352

Decrease in trade and other receivables		1,021,555	174,220
Increase in inventories		(683,542)	(744,872)
Decrease in trade and other payables		(3,023,380)	(688,588)
Cash generated from operations		2,258,198	3,819,112

Interest paid		(145,775)	(364,466)
Interest received		44,649	643,304
Dividends received		19,824	3,000
Income tax paid		(4,391,714)	(868,756)
Cash flow from operating activities		(2,214,818)	3,232,194

Proceeds from sale of property, plant and equipment and intangible assets		15,579	6,723
Acquisition of property, plant and equipment and intangible assets		(707,284)	(719,457)
Acquisition of subsidiaries, net of cash acquired		(1,695,128)	(48,086)
Acquisition of other investments		-	(100,000)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		21,961	(342,929)
Net proceeds/(acquisition) of other assets		87	41
Cash flow from investing activities		(2,364,785)	(1,203,708)

Capital increase	12	-	6,943
Repurchase of treasury shares		464	(50,267)
Proceeds from borrowings		773,116	3,879,190
Repayment of borrowings		(227,522)	(4,843,081)
Cash net of finance costs other than interests		(1,142,771)	149,912
Payment of finance lease liabilities		(807)	(530)
Dividends and Interest on shareholder´s equity paid		(2,099,649)	(4,961,812)
Cash flow from financing activities		(2,697,169)	(5,819,645)

Net increase/(decrease) in cash and cash equivalents		(7,276,772)	(3,791,159)
Cash and cash equivalents less bank overdrafts at beginning of year (i)		13,617,622	9,622,978
Effect of exchange rate fluctuations		(333,528)	947,911
Cash and cash equivalents less bank overdrafts at end of year (i)		6,007,322	6,779,730

 (i) Net of bank overdrafts.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting practices
4.	Use of estimates and judgments
5.	Investment securities
6.	Inventories
7.	Deferred income tax and social contribution
8.	Property, plant and equipment
9.	Goodwill
10.	Interest-bearing loans and borrowings
11.	Provisions
12.	Changes in equity
13.	Segment reporting
14.	Net Sales
15.	Other operating income/(expenses)
16.	Finance cost and income
17.	Income tax and social contribution
18.	Share-based payments
19.	Financial instruments and risks
20.	Collateral and contractual commitments, advances from customers and other
21.	Contingencies
22.	Acquisition of subsidiaries
23.	Non-cash items
24.	Related parties

1. CORPORATE INFORMATION

(a)    Description of business

Ambev S.A. (referred to as the “Company” or “Ambev S.A.”), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, by participating either directly or indirectly in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company’s shares and ADRs (American Depositary Receipts) are listed on the Stock Exchange and Mercantile & Futures Exchange (BM&FBOVESPA S.A.) as “ABEV3” and on the New York Stock Exchange (NYSE) as “ABEV”.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”), AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V/S.A. (“ABI”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The interim financial statements were approved by the Board of Directors on April 29, 2016.

(b)   Major corporate events in 2015 and 2016:

On January, 2016, Ambev S.A. through its wholly-onwed subsidiaries, CRBS S.A. and Ambev Luxembourg, closed a transaction which acquired the rights to a range of primarily spirit-based beers and ciders from Mark Anthony Group, by R$1.4 billion.

During 2015 the Company, through its subsidiaries, effected the purchase of companies like Wals (“Tropical Juice”), Colorado (“Beertech Bebidas”), Bogota Beer Company (“BBC”), Cervecería BBC SAS (“Cerveceria BBC”), Mill Street Brewery (“Mill St. Brewery”) and Banks Holdings Limited (“BHL”). Along with Whirpool has initiated the setting-up of the one joint venture, named B. Blend, being the first platform beverages in capsules all-in-one of the world.

2. STATEMENT OF COMPLIANCE

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2015. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a) Summary of significant accounting policies (Note 3);

(b) Exceptional items (Note 8);

(c) Payroll and related benefits (Note 9);

(d) Additional information on operating expenses by nature (Note 10);

(e) Intangible assets (Note 15);

(f) Trade receivables (Note 19);

(g) Cash and cash equivalents (Note 20);

(h) Interest-bearing loans and borrowings (Note 22);

(i) Employee benefits (Note 23);

(j) Trade payables (Note 25);

(k) Operating leases (Note 28);

(l) Contingencies (Note 30);

(m) Group Companies (Note 33);

(n) Insurance (Note 34).

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

There were no significant changes in accounting policies and calculation methods used for the interim financial statements as of March 31, 2016  in relation to those presented in the financial statements for the year ended December 31, 2015.

(a)   Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is historical cost, net realizable value, fair value or recoverable amount. Whenever IFRS providess an option between cost of acquisition and another measurement basis (e.g., systematic re-measurement), the cost of acquisition approach is applied.

(b)   Recently issued IFRS

The reporting standards below were published and are mandatory for future annual reporting periods. There were no early adoption of standards and amendments to standards however the Company is in the evaluation phase of the revised standards and does not expect significant impacts.

IFRS 9 Financial Instruments:

The IFRS 9, which will replace IAS 39, introduces new requirements for classification, measurement and write-off of financial assets and liabilities. In this new standard the basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial instruments. Also introduces a new hedge accounting model and impairment test for financial instruments. IASB issued IFRS 9, which will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 15 Revenue from Contracts with Customers:

IFRS 15 requires revenue recognition to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. IASB issued IFRS 15, which will be effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted.

IFRS 16 – Leases:

The IFRS 16, which supersedes IAS 17, introduces a new accounting recognition for the lessee by the recognition of lease assets and a financial liability, with rare exceptions.

IASB issued IFRS 16, which will be effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted.

Other standards, interpretations and amendments to standards

Other new standards, amendments and interpretations mandatory to the financial statements for annual periods beginning after January 1, 2016 were not listed above because of either their non-applicability to or their immateriality to Ambev S.A.’s consolidated financial statements.

4. USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor basis of accounting;

(ii) business combinations;

(iii) impairment;

(iv) provisions;

(v) share-based payments;

(vi) employee benefits;

(vii) current and deferred tax;

(viii) joint arrangements; e

(ix) measurement of financial instruments, including derivatives.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed at least annually and whenever a triggering event occurs, in order to determine whether the carrying value exceeds the recoverable amount.  These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the income statement of the period such determination is made.

5. INVESTMENT SECURITIES

	03/31/2016	12/31/2015

Financial asset at fair value through profit or loss-held for trading	209,067	215,106
Current investments securities	209,067	215,106

Debt held-to-maturity	74,399	118,628
Non-current investments securities	74,399	118,628

Total	283,466	333,734

6. INVENTORIES

	03/31/2016	12/31/2015

Finished goods	1,874,617	1,572,536
Work in progress	327,175	304,726
Raw material	2,171,150	1,857,351
Consumables	52,309	50,542
Spare parts and other	421,477	420,435
Prepayments	164,843	239,357
Impairment losses	(115,512)	(106,775)
	4,896,059	4,338,172

Losses on inventories recognized in the income statement amounted to R$11,832 in the period of three-months ended in March 31, 2016 (R$17,686 in the period of three-months ended in March 31, 2015).

7. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the interim financial statement of assets and liabilities. The rates of these taxes in Brazil, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, with operational activity, applied rates, are as follow:

Central America and the Caribbean	from 23% to 31%
Latin America	from 14% to 35%
Canada	26%

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences / loss carry forwards based on projections of future results prepared and based on internal assumptions and future economic scenarios which may therefore change.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	03/31/2016			12/31/2015
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	116	-	116	9,058	-	9,058
Intangible assets	5,699	(738,927)	(733,228)	5,827	(774,637)	(768,810)
Employee benefits	507,338	-	507,338	570,259	-	570,259
Trade payables - exchange rate	1,736,350	(430,947)	1,305,403	2,138,413	(357,108)	1,781,305
Trade receivable	40,592	-	40,592	38,474	-	38,474
Derivatives	71,543	(88,878)	(17,335)	59,323	(131,733)	(72,410)
Interest-bearing loans and borrowings	-	(655)	(655)	-	(685)	(685)
Inventories	220,650	(13,191)	207,459	223,465	(66,444)	157,021
Property, plant and equipment	-	(733,684)	(733,684)	-	(737,271)	(737,271)
Foreign operations tax	-	(991,691)	(991,691)	-	(1,027,638)	(1,027,638)
Interest on capital	328,509	-	328,509	-	-	-
Profits generated in specific arrangements abroad	-	(10,545)	(10,545)	-	-	-
Loss carryforwards	775,516	-	775,516	308,380	-	308,380
Provisions	267,596	(68,406)	199,190	251,247	(31,995)	219,252
Other items	-	(278,980)	(278,980)	-	(200,618)	(200,618)
Gross deferred tax assets / (liabilities)	3,953,909	(3,355,904)	598,005	3,604,446	(3,328,129)	276,317
Netting by taxable entity	(894,436)	894,436	-	(854,594)	854,594	-
Net deferred tax assets / (liabilities)	3,059,473	(2,461,468)	598,005	2,749,852	(2,473,535)	276,317

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At March 31, 2016 the assets and liabilities deferred taxes related to combined tax losses has an expected utilization/settlement by temporary differences as follows:

	03/31/2016
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total
Investment securities	-	116	116
Intangible assets	-	(733,228)	(733,228)
Employee benefits	61,889	445,449	507,338
Trade payables - exchange rate	-	1,305,403	1,305,403
Trade receivable	40,176	416	40,592
Derivatives	-	(17,335)	(17,335)
Interest-bearing loans and borrowings	-	(655)	(655)
Inventories	207,459	-	207,459
Property, plant and equipment	-	(733,684)	(733,684)
Foreign operations tax	-	(991,691)	(991,691)
Interest on capital	328,509	-	328,509
Profits generated in specific arrangements abroad	(10,545)	-	(10,545)
Provisions	60,688	138,502	199,190
Other items	-	(278,980)	(278,980)
Total	688,176	(865,687)	(177,511)

Deferred tax related to tax losses	03/31/2016	12/31/2015
2016	633,199	18,049
2017	26,203	25,504
2018	20,226	21,400
2019	24,763	26,200
Apart from 2020 (i)	71,125	217,227
Total	775,516	308,380

(i) There is no expected realization that exceed the period of 10 years.

As at March 31, 2016, deferred tax assets in the amount of R$831,291 (R$902,053 as at December 31, 2015) related to tax losses from previous periods and temporary differences of subsidiaries abroad were not recorded as the realization is not probable.

The expiration term of these assets is five years on average and the tax losses carried forward in relation to them are equivalent to R$3,762,804 in March 31, 2016 (R$4,103,602 in December 31, 2015).

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2015	276,317
Full recognition of actuarial gains/(losses)	-
Investment hedge	(12,060)
Investment hedge - put option of a subsidiary interest	(185,397)
Cash flow hedge - gains/(losses)	308,746
Gains/(losses) on translation of other foreign operations	(92,072)
Recognized in other comprehensive income	19,217
Recognized in income statement	302,471
Balance at March 31, 2016	598,005

8. PROPERTY, PLANT AND EQUIPMENT

	03/31/2016					12/31/2015
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	7,718,322	22,369,559	4,465,058	2,132,647	36,685,586	30,377,735
Effect of movements in foreign exchange	(232,114)	(700,800)	(203,548)	(87,362)	(1,223,824)	2,059,121
Acquisitions through business combinations	185,655	210,019	54,121	(891)	448,904	123,468
Sale through business combinations	-	-	-	-	-	(145,869)
Acquisitions	1,697	197,524	96,055	383,320	678,596	5,291,085
Disposals	(1,166)	(140,299)	(22,480)	(2,056)	(166,001)	(833,138)
Transfer to other asset categories	307,495	256,896	172,441	(784,548)	(47,716)	(186,704)
Other	-	-	-	-	-	(112)
Balance at end	7,979,889	22,192,899	4,561,647	1,641,110	36,375,545	36,685,586

Depreciation and Impairment
Balance at end of previous year	(2,243,997)	(12,562,469)	(2,739,033)	-	(17,545,499)	(14,637,677)
Foreign exchange effects	42,358	355,927	104,596	-	502,881	(1,066,722)
Disposals through business combinations	-	-	-	-	-	91,561
Depreciation	(67,673)	(533,328)	(165,878)	-	(766,879)	(2,717,750)
Impairment losses	-	(35,583)	(620)	-	(36,203)	(110,618)
Disposals	876	131,187	21,186	-	153,249	762,474
Transfer to other asset categories	514	5,863	3,946	-	10,323	117,593
Other	-	-	-	-	-	15,640
Balance at end	(2,267,922)	(12,638,403)	(2,775,803)	-	(17,682,128)	(17,545,499)
Carrying amount:
December 31, 2015	5,474,325	9,807,090	1,726,025	2,132,647	19,140,087	19,140,087
March 31, 2016	5,711,967	9,554,496	1,785,844	1,641,110	18,693,417

Leases, capitalizes interests and fixed assets provided as security are not material.

9. GOODWILL

	03/31/2016	12/31/2015

Balance at end of previous year	30,953,066	27,502,944

Effect of movements in foreign exchange	(886,734)	2,858,515
Acquisitions through business combinations (i)	956,900	591,607
Balance at the end of year	31,023,232	30,953,066

(i) It refers mainly to the acquisition of Mark Anthony, as presented in Note 22 - Acquisitions of subsidiaries.

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	03/31/2016	12/31/2015
LAN:
Brazil	BRL	17,456,811	17,414,848
Goodwill		102,699,444	102,657,481
Non-controlling transactions		(85,242,633)	(85,242,633)
Dominican Republic	DOP	3,471,351	3,838,899
Cuba (ii)	USD	3,968	4,354

LAS:
Argentina	ARS	614,770	756,309
Bolivia	BOB	1,258,851	1,381,210
Chile	CLP	46,098	48,293
Colombia	COP	157,564	165,850
Ecuador	USD	5,553	6,018
Paraguay	PYG	840,984	898,550
Peru	PEN	59,705	63,545
Uruguay	UYU	165,636	193,372

NA:
Canada	CAD	6,941,941	6,181,818
		31,023,232	30,953,066

(ii) The functional currency of Cuba, the Cuban convertible peso (CUC), has a fixed parity with the dollar (USD) at balance sheet date.

Annual impairment testing

Goodwill allocated to each cash-generating unit (CGU) must be tested for impairment to check the need for reduction to its recoverable amount. The test consists of comparing the CGU carrying amount (including the goodwill) with its recoverable amount and must be made at least annually or whenever that there is an indication of impairment.

The impairment test will be performed during the last quarter of the current year.

10. INTEREST-BEARING LOANS AND BORROWINGS

	03/31/2016	12/31/2015

Secured bank loans	815,884	320,004
Unsecured bank loans	811,332	925,859
Other unsecured loans	37,496	34,275
Financial leasing	1,672	2,435
Current liabilities	1,666,384	1,282,573

Secured bank loans	667,042	672,596
Unsecured bank loans	1,051,795	1,076,008
Debentures and unsecured bond issues	386,037	374,372
Other unsecured loans	160,959	163,485
Financial leasing	27,623	30,442
Non-current liabilities	2,293,456	2,316,903

Additional information regarding the exposure of the Company to the risks of interest rate and foreign currency are disclosed on Note 19 – Financial instruments and risks.

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates.

Contract clauses (covenants)

The Company's loans have equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, in which collateral was provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only guarantees as collateral of other companies of the group. The loan contracts contain financial covenants, such as: guarantee of the existence of the Company; maintenance, in use or in good condition for the business of the Company's properties; limitation to perform transactions of acquisition, merger, sale or disposal of its assets; disclosure of financial statements and balance sheets.

As of March 31, 2016, the Company was in compliance with all its contractual obligations for its loans and financings.

11. PROVISIONS

(a) Provision changes

	Balance as of December 31, 2015	Effect of changes in foreign exchange rates	Additions	Provisions used and reversed	Balance as of March 31, 2016

Restructuring	10,039	(213)	-	(281)	9,545

Contingencies
Civil	31,530	(1,255)	29,944	(11,793)	48,426
Taxes on sales	38,372	(37)	261,367	(270,667)	29,035
Income tax	184,089	1,299	6,100	(60,388)	131,100
Labor	179,761	(2,952)	42,983	(38,851)	180,941
Other	178,882	(15,409)	10,597	(27,318)	146,752
Total	612,634	(18,354)	350,991	(409,017)	536,254

Total provisions	622,673	(18,567)	350,991	(409,298)	545,799

(b)   Disbursement expectative

	Balance as of March 31, 2016	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	9,545	8,591	954	-	-

Contingencies
Civil	48,426	5,283	37,397	5,033	713
Taxes on sales	29,035	9,410	17,475	252	1,898
Income tax	131,100	30,580	17,241	83,279	-
Labor	180,941	40,783	70,912	56,131	13,115
Other	146,752	26,756	84,861	29,972	5,163
Total	536,254	112,812	227,886	174,667	20,889

Total provisions	545,799	121,403	228,840	174,667	20,889

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

Main lawsuits with probable likelihood of loss:

(a) Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

(b) Labor

The Company and its subsidiaries are involved in labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c) Other lawsuits

The Company is involved in several lawsuits brought by former distributors, which are mostly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in Note 21 – Contingencies.

12. CHANGES IN EQUITY

(a) Capital stock

	03/31/2016		03/31/2015
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance as per statutory books	15,717,615	57,614,140	15,712,619	57,582,349
Share issued	-	-	4,996	31,791
	15,717,615	57,614,140	15,717,615	57,614,140

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total

At January 1, 2016	(1,003,508)	53,662,811	700,898	1,013,250	54,373,451
Share-based payments	-	-	-	(57,220)	(57,220)
Acquiree shares and result on treasury shares	102,847	-	-	-	102,847
At March 31, 2016	(900,661)	53,662,811	700,898	956,030	54,419,078

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total
At January 1, 2015	(172.761)	53.662.811	700.898	832.321	55.023.269
Capital Increase	(13.757)	-	-	(8.928)	(22.685)
Acquiree shares and result on treasury shares	(60.355)	-	-	-	(60.355)
Share-based payments	-	-	-	45.894	45.894
At March 31, 2015	(246.873)	53.662.811	700.898	869.287	54.986.123

(b.1) Treasury shares

The treasury shares comprise own issued shares reacquired by the Company and the result on treasury shares that refers to gains and losses related to share-based payments transactions and others.

Follows the changes of treasury shares:

	03/31/2016
	Acquire /realization shares		Result on Treasure Shares	Total Treasure Shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real

Beginning balance	32,521	(617,407)	(386,101)	(1,003,508)
Changes during the year	(9,431)	179,565	(76,718)	102,847
At the end of the year	23,090	(437,842)	(462,819)	(900,661)

(b.2) Share premium

The share premium refers to the difference between subscription price that the shareholders paid for the shares and theirs nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

(b.3) Share-based payment

There are different share-based payment programs and stock option plans which allow the senior management from Ambev S.A. economic group to receive or acquire shares of the Company.

The share-based payment reserve recorded a charge of R$37,958 at March 31, 2016 (R$45,894 at March 31, 2015) (Note 18 – Share-based payments).

(c) Net income reserves

	Net income reserves
	Investment reserve	Statutory reserve	Fiscal incentive	Interest on capital and dividends proposed	Total

At January 1, 2016	2,141,424	4,456	4,016,272	2,039,171	8,201,323
Interest on shareholder´s equity	-	-	-	(2,039,171)	(2,039,171)
At March 31, 2016	2,141,424	4,456	4,016,272	-	6,162,152

	Net income reserves
	Investment reserve	Statutory reserve	Fiscal incentive	Interest on capital and dividends proposed	Total

At January 1, 2015	498,485	4,456	2,872,633	1,508,371	4,883,945
Interest on shareholder´s equity	(471,483)	-	-	(1,508,371)	(1,979,854)
At March 31, 2015	27,002	4,456	2,872,633	-	2,904,091

(c.1) Investments reserve

From net income after deductions applicable, will be aimed no more than 60% (sixty per cent) to investment reserve in order to support future investments.

(c.2) Statutory reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which  cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

The statutory reserve is to preserve capital resources and can only be used to offset losses or increase capital.

(c.3) Tax incentives

The Company has tax incentives framed in certain state and federal industrial development programs in the form of financing, deferred payment of taxes or partial reductions of the amount due. These state programs aim to promote the expansion of employment generation, regional decentralization, complement and diversify the industrial base of the States. In these states, the grace periods, enjoyment and reductions are permitted under the tax law.

The portion of the expected income for the period relating to tax incentives, which will be used for the net income reserve at the close of the period ended December 31, 2016, and are therefore not available as a basis for distribution of dividends, is composed of:

	03/31/2016	03/31/2015
ICMS (Brazilian State value added)	341,115	299,060
Income tax	52,003	38,941
	393,118	338,001

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its By-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev S.A.’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholder’s equity.

Events during three-month period ended March 31, 2016:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	01/15/2016	Interest on shareholder´s equity	02/29/2016	2015	ON	0.1300	2,039,171

Events during three-month period ended March 31, 2015:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	02/23/2015	Interest on shareholder´s equity	03/31/2015	2014	ON	0.0300	471,483	(i)
Board of Directors Meeting	02/23/2015	Interest on shareholder´s equity	03/31/2015	2015	ON	0.0600	942,966
							1,414,449

(i) These dividends refer to the total amount approved for distribution in the period, and were accrued in investments reserves.

(c)       Carrying value adjustments (i)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option of a subsidiary interest	Gains/losses of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2016	3,472,291	932,109	(1,131,499)	(2,246,679)	2,123,565	156,091	(75,162,909)	(71,857,031)
Comprehensive income:
Losses on translation of foreign operations	(1,372,162)	-	-	-	-	-	-	(1,372,162)
Cash flow hedges	-	(648,845)	-	-	-	-	-	(648,845)
Actuarial gain	-	-	573	-	-	-	-	573
Total Comprehensive income	(1,372,162)	(648,845)	573	-	-	-	-	(2,020,434)
Losses of controlling interest´s share	-	-	-	-	(6,908)	-	-	(6,908)
At March 31, 2016	2,100,129	283,264	(1,130,926)	(2,246,679)	2,116,657	156,091	(75,162,909)	(73,884,373)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option of a subsidiary interest	Gains/losses of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2015	453,357	265,957	(1,109,129)	(2,057,281)	2,110,064	156,091	(75,087,028)	(75,267,969)
Comprehensive income:
Gains/(losses) on translation of foreign operations	1,832,726	-	-	-	-	-	(1,194)	1,831,532
Cash flow hedges	-	381,741	-	-	-	-	-	381,741
Actuarial gain	-	-	667	-	-	-	-	667
Total Comprehensive income	1,832,726	381,741	667	-	-	-	(1,194)	2,213,940
At March 31, 2015	2,286,083	647,698	(1,108,462)	(2,057,281)	2,110,064	156,091	(75,088,222)	(73,054,029)

(i) The amounts are presented net of tax effects.

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the interim financial statements with a functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

(d.2) Cash flow hedge reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (For additional information, see Note 19 – Financial instruments and risks).

(d.3) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on a quarterly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

(d.4) Put option or call option of a subsidiary interest

As part of the shareholders agreement between the Ambev S.A. and ELJ, an option to sell (“put”) and to purchase (“call”) was issued, which may result in an acquisition by Ambev S.A. of the remaining shares of CND, for a value based  on EBITDA from operations,  the “put” exercisable annually until 2019 and the “call” from 2019. On March 31, 2016 the put option held by ELJ is valued at R$5,174,023 and the liability categorized as “Level 3”, as the Note 19 (b) and in accordance with the IFRS 3. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and they are revaluated on an annual basis at the same moment that the Company applies the impairment test. The changes in this option are presented as Note 19 – Financial instruments and risks.

(d.5) Accounting for acquisition of non-controlling interests

In transactions with non-controlling interests of the same business, even when performed at arm's length terms, that present valid economic grounds and reflect normal market conditions, will be consolidated by the applicable accounting standards as occurred within the same accounting entity.

As determined by IAS 27 – Consolidated and Separate Financial Statements, in paragraph 30 and 31, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and are related to carrying amount of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. The acquisition of non-controlling interest related to Old Ambev, the above mentioned adjustment was recognized in the Carrying value adjustments if applicable.

13. SEGMENT REPORTING

Segment information is presented in thousands of Brazilian Reais (R$).

(a)      Reportable segments – three-month periods ended in:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
	03/31/2016	03/31/2015	03/31/2016	03/31/2015	03/31/2016	03/31/2015	03/31/2016	03/31/2015

Net sales	7,275,663	7,145,143	2,973,852	2,629,206	1,315,583	994,444	11,565,098	10,768,793
Cost of sales	(2,484,847)	(2,359,424)	(1,044,255)	(949,474)	(431,214)	(304,910)	(3,960,316)	(3,613,808)
Gross profit	4,790,816	4,785,719	1,929,597	1,679,732	884,369	689,534	7,604,782	7,154,985
Distribution expenses	(971,217)	(921,650)	(280,830)	(236,764)	(263,084)	(231,829)	(1,515,131)	(1,390,243)
Sales and marketing expenses	(939,265)	(850,046)	(356,600)	(274,030)	(252,012)	(184,514)	(1,547,877)	(1,308,590)
Administrative expenses	(348,663)	(369,784)	(102,113)	(90,847)	(82,862)	(60,884)	(533,638)	(521,515)
Other operating income/(expenses)	426,545	480,418	(27,730)	(15,392)	(6,480)	1,745	392,335	466,771
Exceptional items	(6,239)	(2,734)	-	(5,061)	-	-	(6,239)	(7,795)
Income from operations (EBIT)	2,951,977	3,121,923	1,162,324	1,057,638	279,931	214,052	4,394,232	4,393,613
Net finance cost	(1,081,549)	(459,546)	(216,956)	(119,661)	127,200	97,512	(1,171,305)	(481,695)
Share of result of associates	7,015	2,109	-	-	434	300	7,449	2,409
Income before income tax	1,877,443	2,664,486	945,368	937,977	407,565	311,864	3,230,376	3,914,327
Income tax expense	59,856	(544,682)	(350,924)	(325,081)	(45,315)	(81,721)	(336,383)	(951,484)
Net income	1,937,299	2,119,804	594,444	612,896	362,250	230,143	2,893,993	2,962,843

Normalized EBITDA(iii)	3,600,073	3,626,970	1,335,715	1,192,636	328,557	253,334	5,264,345	5,072,940
Exceptional items	(6,239)	(2,734)	-	(5,061)	-	-	(6,239)	(7,795)
Depreciation, amortization and impairment excluding exceptional items	(641,857)	(502,313)	(173,391)	(129,937)	(48,626)	(39,282)	(863,874)	(671,532)
Net finance costs	(1,081,549)	(459,546)	(216,956)	(119,661)	127,200	97,512	(1,171,305)	(481,695)
Share of results of associates	7,015	2,109	-	-	434	300	7,449	2,409
Income tax expense	59,856	(544,682)	(350,924)	(325,081)	(45,315)	(81,721)	(336,383)	(951,484)
Net income	1,937,299	2,119,804	594,444	612,896	362,250	230,143	2,893,993	2,962,843

Normalized EBITDA margin in %	49.5%	50.8%	44.9%	45.4%	25.0%	25.5%	45.5%	47.1%

Acquisition of property, plant and equipment	419,731	488,693	205,651	207,055	53,008	36,149	678,390	731,897
Additions to / (reversals of) provisions	296,683	49,882	5,857	7,009	(60,322)	-	242,218	56,891

	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Segment assets	49,463,577	47,282,239	10,896,893	12,757,718	10,319,847	9,264,616	70,680,317	69,304,573
Intersegment elimination							(4,412,515)	(1,996,366)
Non-segmented assets							13,980,213	22,868,027
Total assets							80,248,015	90,176,234

Segment liabilities	17,550,194	20,998,656	6,475,670	5,093,900	3,426,319	3,608,612	27,452,183	29,701,168
Intersegment elimination							(4,412,515)	(1,996,366)
Non-segmented liabilities							57,208,347	62,471,432
Total liabilities							80,248,015	90,176,234

(i) Latin America – North: includes operations in Brazil and CAC (El Salvador, Guatemala, Nicaragua, Dominican Republic, Saint Vincent, Dominica, Antiqua, Cuba and Barbados).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Colombia, Paraguay, Uruguay, Ecuador and Peru.

(iii) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Non-controlling interests, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance result, (v) Exceptional items, and (vi) Depreciation and amortization expenses.

(b) Additional information – by Business unit – three-month periods ended in:

	Latin America - north
	Beer		Soft drink		Total
	03/31/2016	03/31/2015	03/31/2016	03/31/2015	03/31/2016	03/31/2015

Net sales	6,115,813	6,079,636	1,159,850	1,065,507	7,275,663	7,145,143
Cost of sales	(1,927,585)	(1,854,073)	(557,262)	(505,351)	(2,484,847)	(2,359,424)
Gross profit	4,188,228	4,225,563	602,588	560,156	4,790,816	4,785,719
Distribution expenses	(788,379)	(752,856)	(182,838)	(168,794)	(971,217)	(921,650)
Sales and marketing expenses	(835,433)	(740,172)	(103,832)	(109,874)	(939,265)	(850,046)
Administrative expenses	(321,343)	(337,963)	(27,320)	(31,821)	(348,663)	(369,784)
Other operating income/(expenses)	341,348	427,693	85,197	52,725	426,545	480,418
Exceptional items	(6,047)	(2,583)	(192)	(151)	(6,239)	(2,734)
Income from operations (EBIT)	2,578,374	2,819,682	373,603	302,241	2,951,977	3,121,923
Net finance cost	(1,079,378)	(459,546)	(2,171)	-	(1,081,549)	(459,546)
Share of result of associates	7,015	2,109	-	-	7,015	2,109
Income before income tax	1,506,011	2,362,245	371,432	302,241	1,877,443	2,664,486
Income tax expense	59,856	(544,682)	-	-	59,856	(544,682)
Net income	1,565,867	1,817,563	371,432	302,241	1,937,299	2,119,804

Normalized EBITDA (i)	3,117,071	3,230,127	483,002	396,843	3,600,073	3,626,970
Exceptional items	(6,047)	(2,583)	(192)	(151)	(6,239)	(2,734)
Depreciation. amortization and impairment excluding exceptional items	(532,650)	(407,862)	(109,207)	(94,451)	(641,857)	(502,313)
Net finance costs	(1,079,378)	(459,546)	(2,171)	-	(1,081,549)	(459,546)
Share of results of associates	7,015	2,109	-	-	7,015	2,109
Income tax expense	59,856	(544,682)	-	-	59,856	(544,682)
Net income	1,565,867	1,817,563	371,432	302,241	1,937,299	2,119,804

Normalized EBITDA margin in %	51.0%	53.1%	41.6%	37.2%	49.5%	50.8%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Non-controlling interests, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance result, (v) Exceptional items, and (vi) Depreciation and amortization expenses.

	Brazil
	Beer		Soft drink		Total
	03/31/2016	03/31/2015	03/31/2016	03/31/2015	03/31/2016	03/31/2015

Net sales	5,309,857	5,567,592	948,237	950,766	6,258,094	6,518,358
Cost of sales	(1,599,388)	(1,657,151)	(413,612)	(415,824)	(2,013,000)	(2,072,975)
Gross profit	3,710,469	3,910,441	534,625	534,942	4,245,094	4,445,383
Distribution expenses	(713,170)	(702,248)	(156,169)	(152,761)	(869,339)	(855,009)
Sales and marketing expenses	(732,936)	(672,885)	(83,948)	(92,697)	(816,884)	(765,582)
Administrative expenses	(289,855)	(316,082)	(15,665)	(23,035)	(305,520)	(339,117)
Other operating income/(expenses)	336,767	425,854	83,125	50,953	419,892	476,807
Exceptional items	(6,047)	(2,583)	(192)	(151)	(6,239)	(2,734)
Income from operations (EBIT)	2,305,228	2,642,497	361,776	317,251	2,667,004	2,959,748
Net finance cost	(1,036,815)	(607,591)	-	-	(1,036,815)	(607,591)
Share of result of associates	(3,041)	2,109	-	-	(3,041)	2,109
Income before income tax	1,265,372	2,037,015	361,776	317,251	1,627,148	2,354,266
Income tax expense	138,552	(481,228)	-	-	138,552	(481,228)
Net income	1,403,924	1,555,787	361,776	317,251	1,765,700	1,873,038

Normalized EBITDA (i)	2,772,346	3,012,288	448,974	396,427	3,221,320	3,408,715
Exceptional items	(6,047)	(2,583)	(192)	(151)	(6,239)	(2,734)
Depreciation, amortization and impairment excluding exceptional items	(461,071)	(367,208)	(87,006)	(79,025)	(548,077)	(446,233)
Net finance costs	(1,036,815)	(607,591)	-	-	(1,036,815)	(607,591)
Share of results of associates	(3,041)	2,109	-	-	(3,041)	2,109
Income tax expense	138,552	(481,228)	-	-	138,552	(481,228)
Net income	1,403,924	1,555,787	361,776	317,251	1,765,700	1,873,038

Normalized EBITDA margin in %	52.2%	54.1%	47.3%	41.7%	51.5%	52.3%

	Latin America - south		Canada		CAC

	03/31/2016	03/31/2015	03/31/2016	03/31/2015	03/31/2016	03/31/2015

Net sales	2,973,852	2,629,206	1,315,583	994,444	1,017,569	626,785
Cost of sales	(1,044,255)	(949,474)	(431,214)	(304,910)	(471,847)	(286,449)
Gross profit	1,929,597	1,679,732	884,369	689,534	545,722	340,336
Distribution expenses	(280,830)	(236,764)	(263,084)	(231,829)	(101,878)	(66,641)
Sales and marketing expenses	(356,600)	(274,030)	(252,012)	(184,514)	(122,381)	(84,464)
Administrative expenses	(102,113)	(90,847)	(82,862)	(60,884)	(43,143)	(30,667)
Other operating income/(expenses)	(27,730)	(15,392)	(6,480)	1,745	6,653	3,611
Exceptional items	-	(5,061)	-	-	-	-
Income from operations (EBIT)	1,162,324	1,057,638	279,931	214,052	284,973	162,175
Net finance cost	(216,956)	(119,661)	127,200	97,512	(44,734)	148,045
Share of result of associates	-	-	434	300	10,056	-
Income before income tax	945,368	937,977	407,565	311,864	250,295	310,220
Income tax expense	(350,924)	(325,081)	(45,315)	(81,721)	(78,696)	(63,454)
Net income	594,444	612,896	362,250	230,143	171,599	246,766

Normalized EBITDA (i)	1,335,715	1,192,636	328,557	253,334	378,753	218,255
Exceptional items	-	(5,061)	-	-	-	-
Depreciation, amortization and impairment excluding exceptional items	(173,391)	(129,937)	(48,626)	(39,282)	(93,780)	(56,080)
Net finance costs	(216,956)	(119,661)	127,200	97,512	(44,734)	148,045
Share of results of associates	-	-	434	300	10,056	-
Income tax expense	(350,924)	(325,081)	(45,315)	(81,721)	(78,696)	(63,454)
Net income	594,444	612,896	362,250	230,143	171,599	246,766

Normalized EBITDA margin in %	44.9%	45.4%	25.0%	25.5%	37.2%	34.8%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Non-controlling interests, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance result, (v) Exceptional items, and (vi) Depreciation and amortization expenses.

14. NET SALES

The reconciliation between gross sales and net sales is as follows:

	03/31/2016	03/31/2015
Gross sales	24,979,207	22,361,478
Deductions from gross revenue	(13,414,109)	(11,592,685)
	11,565,098	10,768,793

The deductions of the gross revenue are represented by the taxes, rebates and strategic location in stores. Services provided by distributors, such as the promotion of our brands and logistics services are considered as expense when separately identifiable.

15. OTHER OPERATING INCOME / (EXPENSES)

	03/31/2016	03/31/2015
Government grants/NPV of long term fiscal incentives	355,319	467,719
Additions to provisions	(22,241)	(8,574)
Gain/(loss) on disposal of property, plant and equipment and intangible assets	2,915	(12,489)
Net other operating income	56,342	20,115
	392,335	466,771

Government grants are not recognized until there is reasonable assurance that the Company will meet related conditions and that the grants will be received. Government grants are systematically recognized in income during the periods in which the Company recognizes as expenses the related costs that the grants are intended to offset.

16. FINANCE COST AND INCOME

(a)     Finance costs

	03/31/2016	03/31/2015
Interest expense	(363,079)	(220,031)
Capitalized borrowings	2,128	12,453
Net Interest on pension plans	(28,663)	(22,747)
Losses on hedging instruments	(522,575)	(285,001)
Interest on contingencies	(218,107)	(27,320)
Exchange variation	(269,704)	(148,360)
Tax on financial transactions	(43,348)	(28,690)
Bank guarantee expenses	(23,701)	(19,744)
Other financial results	(26,408)	(32,505)
	(1,493,457)	(771,945)

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev S.A. interest rate risk (Note 19 – Financial instruments and risks).

The interest expense are as follows:

	03/31/2016	03/31/2015

Financial liabilities measured at amortized cost	(115,441)	(98,042)
Liabilities at fair value through profit or loss	(237,617)	(113,562)
Fair value hedge - hedged items	(18,306)	(6,081)
Fair value hedge - hedging instruments	8,285	(2,346)
	(363,079)	(220,031)

(b)     Finance income

	03/31/2016	03/31/2015

Interest income	185,108	173,477
Gains on derivative	105,200	81,751
Gains on no derivative instrument at fair value through profit or loss	24,380	28,956
Other financial results	7,464	6,066
	322,152	290,250

Interest income arises from the following financial assets:

	03/31/2016	03/31/2015

Cash and cash equivalents	70,682	151,195
Investment securities held for trading	9,610	22,282
Other receivables	104,816	-
	185,108	173,477

17. INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	03/31/2016	03/31/2015
Income tax expense - current	(638,854)	(923,455)

Deferred tax expense on temporary differences	(164,664)	(465,920)
Deferred tax on taxes losses	467,135	437,891
Total deferred tax (expense)/income	302,471	(28,029)

Total income tax expenses	(336,383)	(951,484)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	03/31/2016	03/31/2015
Profit before tax	3,230,376	3,914,327
Adjustment on taxable basis
Non-taxable income	(129,993)	(478,212)
Government grants related to sales taxes	(341,115)	(299,060)
Share of results of associates	(7,449)	(2,409)
Non-deductible expenses	260,435	69,499
Foreign profits taxed in Brazil	478,991	-
	3,491,245	3,204,145
Aggregated weighted nominal tax rate	30.92%	32.71%
Taxes payable – nominal rate	(1,079,394)	(1,048,194)
Adjustment on tax expense
Regional incentives - income taxes	52,003	38,941
Deductible interest on shareholders equity	693,316	487,568
Tax savings from goodwill amortization on tax books	35,589	35,600
Withholding tax and other income	(82,146)	(152,118)
Other with reduced taxation	44,249	(313,281)
Income tax and social contribution expense	(336,383)	(951,484)
Effective tax rate	10.41%	24.31%

The main events that impacted the effective tax rate in the period were: (a) currency impact over non taxable income abroad; (b) higher results of foreign subsidiaries with a tax rate  lower than 34%; (c) tax rate  increase in specific operations; (d) currency impact over deferred tax associated to undistributed  profits of foreign subsidiaries.

The Company has been granted income tax incentives by the Brazilian Government in order to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded as income on an accrual basis and allocated at year-end to the tax incentive reserve account.

18. SHARE-BASED PAYMENTS

There are different share-based payment programs and stock option plans which allow the senior management from the Company and its subsidiaries to receive or acquire shares of the Company.  For all option plans, the fair value is estimated at grant date, using the Hull binomial pricing model, modified to reflect the IFRS 2 Share‑based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of share based payment includes two types of grants: Grant 1: the beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to the permanency in the Company for a period of five-years from the date of exercise; Grant 2: the beneficiary may exercise the options after a period of five years.

The weighted average fair value of the options and assumptions used in applying the Ambev S.A. option pricing model for the “Grant 2” of 2016 and 2015 grants are as follows:

In R$, except when otherwise indicated	03/31/2016	(i)	12/31/2015	(i)

Fair value of options granted	7.53		7.84
Share price	18.25		18.41
Exercise price	18.25		18.41
Expected volatility	27.3%		27.5%
Vesting year	5		5
Expected dividends	5%		5%
Risk-free interest rate	14.8%	(ii)	15.9%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	03/31/2016	12/31/2015

Options outstanding at January 1st	121,770	126,149
Options issued during the period	3,700	16,568
Options exercised during the period	(2,622)	(19,975)
Options forfeited during the period	(947)	(972)
Options outstanding at ended year	121,901	121,770

The range of exercise prices of the outstanding options is between R$0.22 (R$0.35 as of December 31, 2015) and R$32.37 (R$26.57 as of December 31, 2015) and the weighted average remaining contractual life is approximately 6.23 years (6.30 years as of December 31, 2015).

Of the 121,901 thousand outstanding options (121,770 thousand as of December 31, 2015), 46,014 thousand options are vested as at March 31, 2016 (48,723 thousand as of December 31, 2015).

The weighted average exercise price of the options is as follows:

In R$ per share	03/31/2016	12/31/2015

Options outstanding at January 1st	12.36	10.07
Options issued during the period	18.25	18.42
Options forfeited during the period	23.86	20.35
Options exercised during the period	4.30	5.05
Options outstanding at ended period	12.64	12.36
Options exercisable at ended period	5.05	3.29

For the options exercised during 2016, the weighted average share price on the exercise date was R$17.97.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans if the issue of new shares is required to meet the grants awarded in the Programs.

During the period, Ambev S.A. issued 4,856 thousand (2,692 in 2015) deferred stock units related to exercise of the options in the model “Grant 1”. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$92,993 (R$47,486 in 2015), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	03/31/2016	12/31/2015

Deferred shares outstanding at January 1st	19,056	17,490
New deferred shares during the period	4,856	2,692
Deferred shares granted during the period	(6,008)	(804)
Deferred shares forfeited during the period	(510)	(322)
Deferred shares outstanding at ended year	17,394	19,056

Additionally, certain employees and directors of the Company receive options to acquire ABI shares, the compensation cost of which is recognized in the income statement against equity.

These share-based payments generated an expense of R$44,053 in the three-month period ended March 31, 2016 (R$46,587 for the three-month period ended March 31, 2015), recorded as administrative expenses.

19. FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows its Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev S.A. carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev S.A. operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev S.A.’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative financial instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material or property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from ten to fourteen months, also through the use of derivative financial instruments. Most of the translation risks are not mitigated. Any exception to the policy must be approved by the Board of Directors.

Derivative financial Instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At March 31, 2016, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are classified by strategies according to their purposes, as follows:

i) Cash flow hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates during the next fourteen months. Gains and losses classified as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement. This occurs in the period of up to fourteen months from the balance sheet date in accordance with the Company’s Financial Risk Management Policy.

ii) Fair value hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures. The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments – transactions entered into in order to minimize exposure of the exchange differences arising from conversion of net investment in the Company's subsidiaries located abroad for translation account balance. The effective portion of the hedge is allocated to equity and the ineffectiveness portion is recorded directly in financial results.

iv) Derivatives measured at fair value though profit or loss – operations contracted with the purpose of protecting the Company against fluctuations on income statement.

The following tables summarize the exposure of the Company that were identified and protected in accordance with the Company's Risk Policy. The following denominations have been applied:

Operational Hedge: Refers to the exposures arising from the core business of Ambev S.A., such as: purchase of inputs, purchase of fixed assets and service contracts linked to foreign currency, which is protected through the use of derivatives.

Financial Hedge: Refers to the exposures arising from cash and financing activities, such as: foreign currency cash and foreign currency debt, which is protected through the use of derivatives.

Investment hedge abroad: Refers mainly to exposures arising from cash hold in foreign currency in foreign subsidiaries whose functional currency is different from the consolidation currency. Once the derivatives contracted for protection of this cash are accounted in entities whose functional currency is the Real, a portion of the net assets of these subsidiaries was designated as net investment hedge object, in such manner the hedge result can be recorded in other comprehensive income of the group , following the result of the hedged item.

Investment hedge - put option of a subsidiary interest: As detailed in Note 12 (d.4) the Company constituted a liability related to acquisition of Non-controlling interest in the Dominican Republic operations. This financial instrument is denominated in Dominican Pesos and is recorded in a Company which functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for part of its net assets located in the Dominican Republic, in such manner the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

				03/31/2016		03/31/2016
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(11,820,702)	11,820,702	253,995	(573,131)	(415,024)	464,571	(565,744)
	Commodity	(1,970,132)	1,970,132	69,556	(173,714)	-	(74,125)	7,783
	American Dollar	(9,275,277)	9,275,277	180,734	(384,232)	(413,523)	515,382	(493,366)
	Euro	(184,638)	184,638	1,706	(1,164)	(1,030)	25,370	(80,322)
	Mexican Pesos	(390,655)	390,655	1,999	(14,021)	(471)	(2,056)	161

Fixed Assets		(1,440,368)	1,440,368	24,710	(79,333)	(78,236)	-	-
	American Dollar	(1,088,235)	1,088,235	24,602	(59,131)	(60,208)	-	-
	Euro	(352,133)	352,133	108	(20,202)	(18,028)	-	-

Expenses		(68,375)	68,375	20,405	(512)	50,535	-	(138,967)
	American Dollar	(57,911)	57,911	20,405	(453)	(282)	-	(33,364)
	Euro	(10,464)	10,464	-	(59)	(44)	-	688
	Canadian Dollar	-	-	-	-	50,861	-	(106,291)

Cash		1,393,166	(1,393,166)	77,806	(69,409)	51,638	-	-
	American Dollar	896,151	(896,151)	66,247	(60,321)	24,934	-	-
	Euro	47,015	(47,015)	5,395	(5,231)	7,639	-	-
	Interest rate	450,000	(450,000)	6,164	(3,857)	19,065	-	-

Debts		(1,994,197)	1,331,264	7,642	(22,884)	(637)	-	-
	American Dollar	(1,294,638)	631,705	-	(5,004)	11,355	-	-
	Interest rate	(699,559)	699,559	7,642	(17,880)	(11,992)	-	-

Foreign Investments		220,283	(220,283)	1,638	-	(1,161)	-	35,348
	American Dollar	209,671	(209,671)	1,608	-	(937)	-	37,166
	Euro	10,612	(10,612)	30	-	44	-	1,683
	Canadian Dollar	-	-	-	-	(268)	-	(3,501)
As of March 31, 2016		(13,710,193)	13,047,260	386,196	(745,269)	(392,885)	464,571	(669,363)

				12/31/2015		03/31/2015
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(12,234,865)	12,234,865	585,089	(443,589)	(255,863)	149,411	703,109
	Commodity	(2,354,990)	2,354,990	75,862	(368,702)	(7,752)	(55,837)	(117,824)
	American Dollar	(8,808,434)	8,808,434	460,959	(46,135)	(242,888)	191,477	778,524
	Euro	(635,611)	635,611	23,473	4,329	(5,757)	13,771	50,357
	Mexican Pesos	(435,830)	435,830	24,795	(33,081)	534	-	(7,948)

Fixed Assets		(2,236,459)	2,236,459	79,477	(15,724)	48,164	-	-
	American Dollar	(1,875,765)	1,875,765	76,403	(11,446)	13,510	-	-
	Euro	(360,694)	360,694	3,074	(4,278)	34,654	-	-

Expenses		4,920,227	(4,920,227)	290,927	(2,974,335)	(263,003)	-	(800,311)
	American Dollar	1,049,965	(1,049,965)	252,101	(1,052,674)	(290,622)	-	(579,522)
	Euro	(16,232)	16,232	10,393	(16,697)	(4,264)	-	(4,264)
	Canadian Dollar	3,886,494	(3,886,494)	28,433	(1,904,964)	23,751	-	(170,766)
	Brazilian Real	-	-	-	-	8,132	-	(45,759)

Cash		(1,048,612)	1,048,612	164,911	(1,175,509)	1,343,144	-	-
	American Dollar	(841,139)	841,139	146,108	(1,122,286)	1,371,019	-	-
	Euro	37,527	(37,527)	18,226	(52,945)	(7,775)	-	-
	Interest rate	(245,000)	245,000	577	(278)	(20,100)	-	-

Debts		(1,595,444)	743,813	3,030	910,879	(37,768)	-	-
	American Dollar	(1,005,885)	154,254	3,030	949,512	(35,422)	-	-
	Interest rate	(589,559)	589,559	-	(38,633)	(2,346)	-	-

Foreign Investments		141,937	(141,938)	440,323	(1,119,851)	73,619	-	(1,094,063)
	American Dollar	132,910	(132,911)	62,609	(978,206)	56,280	-	(867,937)
	Euro	9,027	(9,027)	11,153	(26,157)	4,264	-	(41,181)
	Canadian Dollar	-	-	366,561	(115,488)	13,075	-	(184,944)
Total		(12,053,216)	11,201,584	1,563,757	(4,818,129)	908,293	149,411	(1,191,265)

I.          Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company inputs comprises commodities, which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy.

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy.

	03/31/2016
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	7.2%	1,101,034	6.8%	727,068
Dominican Peso	9.6%	337,628	9.6%	337,628
American Dollar	5.9%	12,624	5.9%	12,624
Guatemala´s Quetzal	8.0%	10,612	8.0%	10,612
Colombian Peso	10.3%	27,951	10.3%	27,951
Interest rate pre-set		1,489,849		1,115,883

Brazilian Real	9.7%	900,627	12.3%	2,193,648
American Dollar	1.4%	1,569,364	1.2%	650,309
Interest rate postfixed		2,469,991		2,843,957

	12/31/2015
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	7.1%	1,099,610	8.2%	927,152
Working Capital in Argentinean Peso	24.0%	2,537	24.0%	2,537
Dominican Peso	9.5%	394,880	9.5%	394,880
American Dollar	6.0%	15,816	6.0%	15,816
Guatemala´s Quetzal	7.8%	9,703	7.8%	9,703
Colombian Peso	2.9%	29,635	2.9%	29,635
Interest rate pre-set		1,552,181		1,379,723

Brazilian Real	9.4%	1,055,059	11.2%	1,386,476
American Dollar	1.8%	994,775	1.8%	835,816
Interest rate postfixed		2,049,834		2,222,292

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative financial instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on four scenarios, which may impact the Company’s future results, as described below:

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR. is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after March 31, 2016 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2016.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2016.

Transaction	Risk	Base scenario	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease on commodities price	(104,158)	(359,267)	(596,690)	(1,089,223)
Input purchase		104,158	359,267	596,690	1,089,223
Foreign exchange hedge	Foreign currency decrease	(214,978)	(1,173,453)	(2,677,620)	(5,140,262)
Input purchase		214,978	1,173,453	2,677,620	5,140,262
Costs effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(54,623)	(226,123)	(414,129)	(773,634)
Capex Purchase		54,623	226,123	414,129	773,634
Fixed assets effects		-	-	-	-

Foreign exchange hedge	Foreign currency increase	19,893	11,846	2,798	(14,295)
Expenses		(19,893)	(11,846)	(2,798)	14,295
Income expenses effects		-	-	-	-

Hedge cambial	Foreign currency increase	6,090	(103,995)	(229,702)	(465,494)
Cash		(6,090)	103,995	229,702	465,494
Interest Hedge	Increase in interest rate	2,307	2,307	2,249	2,196
Interest revenue		(2,307)	(2,307)	(2,249)	(2,196)
Cash effects		-	-	-	-

Hedge cambial	Foreign currency increase	(5,004)	(78,442)	(162,930)	(320,856)
Cash		5,004	1,373	(2,803)	(10,610)
Interest Hedge	Decrease in interest rate	(10,238)	(10,238)	(155,491)	(179,126)
Interest expenses		10,238	10,238	155,491	179,126
Debt effects		-	(77,069)	(165,733)	(331,466)

Investment hedge	Foreign currency decrease	1,638	(24,070)	(53,433)	(108,504)
Foreign Investment		(1,638)	24,070	53,433	108,504
Foreign Investment effects		-	-	-	-
		-	(77.069)	(165.733)	(331.466)

As of March 31, 2016 the Notional and Fair Value amounts per instrument and maturity were as follows:

		Notional Value
Exposure	Risk	2016	2017	2018	2019	>2020	Total

Cost		10,502,897	1,317,805	-	-	-	11,820,702
	Commodity	1,532,188	437,944	-	-	-	1,970,132
	American Dollar	8,499,935	775,342	-	-	-	9,275,277
	Euro	184,638	-	-	-	-	184,638
	Mexican Peso	286,136	104,519	-	-	-	390,655

Fixed asset		1,437,343	3,025	-	-	-	1,440,368
	American Dollar	1,085,210	3,025	-	-	-	1,088,235
	Euro	352,133	-	-	-	-	352,133

Expenses		68,375	-	-	-	-	68,375
	American Dollar	57,911	-	-	-	-	57,911
	Euro	10,464	-	-	-	-	10,464

Cash		(943,166)	(50,000)	-	(150,000)	(250,000)	(1,393,166)
	American Dollar	(896,151)	-	-	-	-	(896,151)
	Euro	(47,015)	-	-	-	-	(47,015)
	Brazilian Real	-	(50,000)	-	(150,000)	(250,000)	(450,000)

Debt		631,705	300,000	-	-	399,559	1,331,264
	American Dollar	631,705	-	-	-	-	631,705
	Brazilian Real	-	300,000	-	-	399,559	699,559

Foreign Investments		(220,283)	-	-	-	-	(220,283)
	American Dollar	(209,671)	-	-	-	-	(209,671)
	Euro	(10,612)	-	-	-	-	(10,612)
Total		11,476,871	1,570,830	-	(150,000)	149,559	13,047,260

		Fair Value
Exposure	Risk	2016	2017	2018	2019	>2020	Total

Cost		(268,826)	(50,310)	-	-	-	(319,136)
	Commodity	(121,280)	17,122	-	-	-	(104,158)
	American Dollar	(137,466)	(66,032)	-	-	-	(203,498)
	Euro	542	-	-	-	-	542
	Mexican Peso	(10,622)	(1,400)	-	-	-	(12,022)

Fixed asset		(54,541)	(82)	-	-	-	(54,623)
	American Dollar	(34,447)	(82)	-	-	-	(34,529)
	Euro	(20,094)	-	-	-	-	(20,094)

Expenses		19,893	-	-	-	-	19,893
	American Dollar	19,952	-	-	-	-	19,952
	Euro	(59)	-	-	-	-	(59)

Cash		6,090	(191)	-	871	1,627	8,397
	American Dollar	5,926	-	-	-	-	5,926
	Euro	164	-	-	-	-	164
	Brazilian Real	-	(191)	-	871	1,627	2,307

Debt		(5,004)	(14,011)	-	-	3,773	(15,242)
	American Dollar	(5,004)	-	-	-	-	(5,004)
	Brazilian Real	-	(14,011)	-	-	3,773	(10,238)

Foreign Investments		1,638	-	-	-	-	1,638
	American Dollar	1,608	-	-	-	-	1,608
	Euro	30	-	-	-	-	30
Derivative Total		(300,750)	(64,594)	-	871	5,400	(359,073)

  II.     Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparty is set forth in our Credit Risk Policy. This Credit Risk Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of March 31, 2016, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Bradesco, Caixa Econômica Federal, Citibank, Itaú-Unibanco, JP Morgan Chase, Merrill Lynch, Santander e Toronto Dominion Bank. The Company had derivative agreements with the following financial institutions: Banco Bisa, Barclays, BNB, BNP Paribas, Bradesco, Citibank, Deutsche Bank, Itaú, Goldman Sachs, JP Morgan Chase, Macquarie, Merrill Lynch, Morgan Stanley, Santander, ScotiaBank e TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of March 31, 2016. There was no concentration of credit risk with any counterparties as of March 31, 2016.

III.      Liquidity Risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative financial instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

IV.     Capital management

Ambev S.A. is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in the different countries, Ambev S.A. is not subject to any externally imposed capital requirements.  When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s financial statements.

Financial instruments

(a) Financial instruments categories

Management of the financial instruments held by the Company is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

The table below shows all financial instruments recognized in the financial statements, segregated by category:

	03/31/2016
	Loans and receivables	Held for trading	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	6,007,322	-	-	-	-	6,007,322
Investment securities	-	74,399	209,067	-	-	283,466
Trade receivables excluding prepaid expenses	5,643,829	-	-	-	-	5,643,829
Financial instruments derivatives	-	-	89,180	297,016	-	386,196
Total	11,651,151	74,399	298,247	297,016	-	12,320,813

Financial liabilities
Trade payables and other liabilities	-	-	5,174,023	-	11,494,812	16,668,835
Financial instruments derivatives	-	-	82,112	663,157	-	745,269
Interest-bearning loans and borrowings	-	-	-	-	3,959,840	3,959,840
Total	-	-	5,256,135	663,157	15,454,652	21,373,944

	12/31/2015
	Loans and receivables	Held for trading	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	13,620,161	-	-	-	-	13,620,161
Investment securities	-	118,628	215,106	-	-	333,734
Trade receivables excluding prepaid expenses	6,556,780	-	-	-	-	6,556,780
Financial instruments derivatives	-	-	449,346	1,114,411	-	1,563,757
Total	20,176,941	118,628	664,452	1,114,411	-	22,074,432

Financial liabilities
Trade payables and other liabilities	-	-	5,558,583	-	13,779,572	19,338,155
Financial instruments derivatives	-	-	3,975,921	842,208	-	4,818,129
Interest-bearning loans and borrowings	-	-	-	-	3,599,476	3,599,476
Total	-	-	9,534,504	842,208	17,379,048	27,755,760

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 Fair Value Measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	03/31/2016				12/31/2015

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	209,067	-	-	209,067	215,106	-	-	215,106
Derivatives assets at fair value through profit or loss	81,538	7,642	-	89,180	161,766	287,580	-	449,346
Derivatives - operational hedge	120,028	176,958	-	296,986	177,194	497,403	-	674,597
Derivatives - net investment hedge	30	-	-	30	63,069	376,745	-	439,814
	410,663	184,600	-	595,263	617,135	1,161,728	-	1,778,863
Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	5,174,023	5,174,023	-	-	5,558,583	5,558,583
Derivatives liabilities at fair value through profit or loss	78,243	3,869	-	82,112	139,475	3,836,446	-	3,975,921
Derivatives - operational hedge	143,108	506,038	-	649,146	121,709	333,937	-	455,646
Derivatives - fair value hedge	-	14,011	-	14,011	-	28,291	-	28,291
Derivatives - net investment hedge	-	-	-	-	74,409	283,862	-	358,271
	221,351	523,918	5,174,023	5,919,292	335,593	4,482,536	5,558,583	10,376,712

(i) Refers to the put option in the subsidiary as described in Note 12 d(4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2015 (i)	5,558,583
Total gains and losses in the period	(384,560)
Losses recognized in net income	160,727
Losses recognized in equity	(545,287)
Financial liabilities at March 31, 2015 (i)	5,174,023

(i) The liability was recorded under "Other liabilities" on the balance sheet.

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each exercise.

Had the Company recognized its financial liabilities measured at amortized at cost, at market value, it would have recorded an additional loss, before income tax and social contribution, of approximately R$2,854 on March 31, 2016 (R$(5,465) on December 31, 2015), as presented in the table below:

	03/31/2016			12/31/2015
Financial liabilities	Book	Market	Difference	Book	Market	Difference
International financing (other currencies)	1,820,697	1,820,697	-	1,252,991	1,252,991	-
FINEP - Local currency	87,281	87,281	-	87,281	87,281	-
BNDES - Local currency	1,345,537	1,345,537	-	1,510,974	1,510,974	-
BNDES - Foreing currency	105,097	105,097	-	158,959	158,959	-
Bond 2017	286,687	283,833	2,854	275,506	280,971	(5,465)
Tax incentives	185,896	185,896	-	182,022	182,022	-
Debenture	99,350	99,350	-	98,866	98,866	-
Finance leasing- Foreign currency	29,295	29,295	-	32,877	32,877	-
Trade and other paylables	11,494,812	11,494,812	-	13,779,572	13,779,572	-
	15,454,652	15,451,798	2,854	17,379,048	17,384,513	(5,465)

The criteria used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev S.A. and on the secondary market value of bonds as of March 31, 2016, being approximately 94.61% for Bond 2017 (93.66% at December 31, 2015).

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as of March 31, 2016 the Company held R$740,378 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$924,033 on December 31, 2015).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements by the net or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties make this option. In the absence of such election, the assets and liabilities will be settled by their amounts, but each party shall have the option to settle on net, in case of default by the counterparty.

20. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	03/31/2016	12/31/2015

Collateral given for own liabilities	1,317,011	1,538,335
Other commitments	833,805	798,759
	2,150,816	2,337,094

Commitments with suppliers	7,322,897	9,062,775
Commitments - Bond 2017	300,000	300,000
	7,622,897	9,362,775

The collateral provided for liabilities totaled approximately R$2,150,816 as at March 31, 2016 (R$2,337,094 as at December 31, 2015),  including R$581,971 (R$620,204 as at December 31, 2015) of cash guarantees. The deposits in cash used as guarantees are presented as part of the receivables. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev S.A. maintained as at March 31, 2016, R$740,378 (R$924,033 as at December 31, 2015) in highly liquid financial investments or in cash (Note 19 – Financial instruments and risks).

Most of the balance relates to commitments with suppliers of packaging.

The Ambev S.A. is guarantor of the Bond 2017, in amount of R$300,000, remunerated at 9.5% per year, with semiannual interest payments and final maturity in July 2017.

Future contractual commitments as at March 31, 2016 and December 31, 2015 are as follows:

	03/31/2016	12/31/2015

Less than 1 year	4,709,643	6,105,513
Between 1 and 2 years	2,099,356	2,269,476
More than 2 years	813,898	987,786
	7,622,897	9,362,775

21. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 11 – Provisions).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss classified by management as possible and for which there are no provisions. Estimates of amounts of possible losses are as follows:

	03/31/2016	12/31/2015

PIS and COFINS	1,125,860	860,304
ICMS and IPI	10,010,410	10,379,144
IRPJ and CSLL	16,325,952	16,358,816
Labor	194,457	188,760
Civil	4,979,083	5,054,103
Other	687,101	502,306
	33,322,863	33,343,433

Principal lawsuits with a likelihood of possible loss:

ICMS – PRODEPE

In March, 2016, Ambev had a partial victory concerning the tax assessment issued by the State of Pernambuco charging ICMS value-added tax differences related to February 2014, based on an alleged non-compliance with a state tax incentive agreement, PRODEPE, of which the respective fine was cancelled at the administrative court, in a definitive decision. Considering that the second assessment issued in 2015 discusses, in part, the same fine, Ambev has classified the correspondent amount as remote, considering it will probably also be cancelled by the administrative court. Therefore, as to the end of March 2016, the amount under discussion considered as a possible loss was reduced to approximately R$369,4 million, for which no related provision has been made.

ICMS-ST Unconditional Discounts

In October 2015 and January 2016, Ambev paid the amounts related to the state of Rio de Janeiro’s proceedings discussing ICMS value-added tax with respect to unconditional discounts granted by the Company from January 1996 to February 1998, under an incentive tax payment program granted by such State. Considering the mentioned payments, Ambev management estimates that the total amount involved in the remaining proceedings, as to the end of March 2016, is approximately R$502,7 million, classified as possible loss and for which no related provision has been made.

Contingent assets

According to IAS 37, contingent assets are not recorded, except when there are real guarantees or favorable legal decisions.

22. ACQUISITION OF SUBSIDIARIES

As mentioned on Note 1 – Corporate information, on January, 2016, Ambev S.A. through its wholly-onwed subsidiaries, CRBS S.A. and Ambev Luxembourg, closed a transaction which acquired the rights to a range of primarily spirit-based beers and ciders from Mark Anthony Group, by R$1.4 billion.

On December, 2015 Ambev S.A., through its subsidiary Cervecería Nacional Dominicana S.A., closed a transaction in which holds the control of the companies of BHL Group, one of the largest conglomerates of beverage of Barbados, holders of a range of products such as beers, juices, energy drink and milk.

The following table summarizes the consideration paid and the provisional allocation of the assets acquired and liabilities assumed as recognized on the acquisition date:

Assets	Mark Anthony	Bricks Works	Banks Holdings Limited	Total

Cash and cash equivalents	115	-	50,184	50,299
Trade and other receivables	-	-	36,746	36,746
Inventories	19,365	448	54,484	74,297
Other assets	2,974	-	13,801	16,775
Current assets	22,454	448	155,215	178,117

Deferred tax assets	-	-	16,279	16,279
Employee benefits	-	-	10,320	10,320
Property, plant and equipment	115,208	181	325,231	440,620
Intangible assets	419,151	6,661	299,732	725,544
Investments in associates	-	-	245,813	245,813
Non-current assets	534,359	6,842	897,375	1,438,576

Trade payables	(31,612)	-	(17,095)	(48,707)
Interest-bearing loans and borrowings	-	-	(11,335)	(11,335)
Wages and salaries	(4,322)	-	(3,122)	(7,444)
Dividends payables	-	-	(4,465)	(4,465)
Income tax and social contribution payable	-	-	(1,297)	(1,297)
Taxes and contributions payable	4,386	-	(7,473)	(3,087)
Other liabilities	(193)	-	(7,603)	(7,796)
Current liabilities	(31,741)	-	(52,390)	(84,131)

Interest-bearing loans and borrowings	-	-	(35,610)	(35,610)
Employee benefits	-	-	(3,277)	(3,277)
Non-current liabilities	-	-	(38,887)	(38,887)

Net identifiables assets and liabilities	525,072	7,290	961,313	1,493,675
Goodwill on aquisition	893,382	-	-	893,382
Non-controlling interests	-	-	(86,534)	(86,534)
Prior year payments	-	-	(554,392)	(554,392)
Cash acquired	(115)	-	(50,184)	(50,299)
Net cash outflow	1,418,339	7,290	270,203	1,695,832

23. NON-CASH ITEMS

The Company carried out the following investment and financing activities not involving cash:

	03/31/2016	03/31/2015
Acquisition of investments payables	23,008	-
Cash financing cost other than interests	42,801	1,309,566
Tax incentives	355,319	467,719

24. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices and those recommended and/or required by the applicable law.

Under the Company’s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to participate in Stock Option Plan (Note 18 – Share-based payments).

Total expenses related to the Company’s management members are as follows:

	03/31/2016	03/31/2015

Short-term benefits (i)	6,669	15,587
Share-based payments (ii)	11,925	8,121
Total key management remuneration	18,594	23,708

(i) These correspond substantially to salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of stock options granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above mentioned plan (Note 18 – Share-based payments), the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner) is one of Ambev S.A.’s shareholders, and at March 31, 2016 held 9.93% of total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev S.A.’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On March 31, 2016 and December 31, 2015, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at these dates. Ambev S.A. recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$59,715 in the three-month period ended March 31, 2016 (R$51,094 as of March 31, 2015), of which R$51,248 (R$45,394 as of March 31, 2015) related to active employees and R$8,467 (R$5,700 as of March 31, 2015) related to retirees.

b) Leasing

The Ambev S.A., through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$63,328 for ten years, maturing on March 31, 2018.

c) Leasing – Ambev S.A. head office

Ambev S.A. has a leasing agreement of two commercial sets with Fundação whose renewal terms are under negotiation.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic and Paraguay. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil, Canada, Argentina, and other countries and, by means of a license granted to ABI, it also distributes Brahma’s product in parts of Europe, Asia and Africa. The amount recorded was R$493 (R$264 as of March 31, 2015) and R$88,169 (R$72,075 as of March 31, 2015) as licensing income and expense, respectively.

Ambev S.A. has licensing agreements with the Group Modelo, subsidiaries of ABI, for to import, promote and sell products Corona (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in countries of the Latin America and the Canada.

e) Platform e-commerce

On October 29, 2013, the Company entered into an agreement with the company B2W - Companhia Digital S.A. to manage the company’s platform of e-commerce named “Partner Ambev” and “Empório da Cerveja”. The contract is for two years, and the object of it is to trade Ambev S.A. products through websites. Both parties have the same equity holders. On March 31, 2016, B2W and the Company were negotiating new model of contract of management for e-commerce platform.

Transactions with related parties

	03/31/2016
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables	Dividends payables
AB InBev	67,984	4,077	(75,096)	-	-
AB Package	1,829	-	(49,234)	-	-
AB Services	520	7,574	(25)	(2,110)	-
AB USA	17,219	6,375	(168,708)	(739)	-
Cervecería Modelo	95	-	(336,268)	-	-
Inbev	-	18,716	(19,826)	-	-
ITW	-	-	-	(233,655)	-
Modelo	98	1,000	(54,161)	(61,942)	-
Other	247	1,229	(9,221)	(64)	-
	87,992	38,971	(712,539)	(298,510)	-

	12/31/2015
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables	Dividends payables
AB InBev	67,496	18,559	(159,627)	-	-
AB Package	-	-	(48,787)	-	-
AB USA	15,633	32,115	(164,847)	(477)	-
Ambrew	-	-	-	-	(686)
Cervecería Modelo	582	-	(246,370)	-	-
Inbev	-	19,486	(14,067)	-	-
ITW	-	-	-	(256,365)	-
Modelo	-	814	(85,809)	(62,697)	-
Other	913	6,623	(5,089)	(5,322)	-
	84,624	77,597	(724,596)	(324,861)	(686)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

The tables below represent the transactions with related parties, recognized in the income statement:

			03/31/2016			03/31/2015
Company	Buying / Service fees / Rentals	Sales	Royalties / Benefits	Buying / Service fees / Rentals	Sales	Royalties / Benefits
AB InBev	(3,196)	-	(15,570)	(1,067)	-	(12,362)
AB Package	-	-	-	(9,190)	-	-
AB USA	(36,063)	14,494	(63,549)	(28,766)	9,154	(50,060)
Cervecería Modelo	(175,988)	102	(6,595)	(157)	-	(8,185)
InBev	(17,371)	-	-	(11,846)	-	-
Modelo	(8,763)	41	-	(141,229)	-	-
Other	(22,652)	-	(325)	(5,448)	156	(245)
	(264,033)	14,637	(86,039)	(197,703)	9,310	(70,852)

Denomination used in the tables above:

Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“ABI Services”)
Anheuser-Busch Inbev USA LLC (“ABI USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Ambrew S.A. (“Ambrew”)
Cervecería Modelo de Guadalajara S.A. (“Modelo”)
Cervecería Modelo de Mexico S. de R.L. de C.V. ("Cervecería Modelo")
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW”)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer